mm

10026852

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68111

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-09 (MM/DD/YY) AND ENDING 12-31-09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Decosimo Corporate Finance, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TALLAN FINANCIAL CENTER AT TWO UNION SQUARE, SUITE 902
(No. and Street)

CHATTANOOGA (City) TN (State) 37402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. THOMAS DECOSIMO (423) 756-7100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BARTO, HOSS AND COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

5751 UPTAIN ROAD, SUITE 100 (Address) CHATTANOOGA (City) TN (State) 37411-4077 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. THOMAS DECOSIMO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DECOSIMO CORPORATE FINANCE, LLC, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RICHIE LEE STATE OF TENNESSEE NOTARY PUBLIC HAMILTON COUNTY

Signature

MANAGING MEMBER

Title

Notary Public 3-22-13

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DECOSIMO CORPORATE FINANCE, LLC
TABLE OF CONTENTS
Year Ended December 31, 2009

Barto, Hoss & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Members
Decosimo Corporate Finance, LLC
Chattanooga, Tennessee

We have audited the accompanying statement of financial condition of Decosimo Corporate Finance, LLC (the Company) as of December 31, 2009, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Decosimo Corporate Finance, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements, taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Barto, Hoss & Company, P.C.

February 5, 2010

Suite 100 • Uptain Building • 5751 Uptain Road • Chattanooga, TN 37411-4077
(423) 855-0700 • Fax (423) 499-8664 • FED. I.D. No 62-1547043

DECOSIMO CORPORATE FINANCE, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

Cash and cash equivalents	$ 126,186
Computer equipment, at cost, less accumulated depreciation of $ 500	2,500
Other assets	205
Total Assets	$ 128,891

LIABILITIES AND MEMBERS' EQUITY

Accrued Taxes, Licensed Fees	$ 5,000
Total Liabilities	5,000
Members' Equity	123,891
Total Liabilities and Members' Equity	$ 128,891

The accompanying notes are an integral part of these financial statements.

DECOSIMO CORPORATE FINANCE, LLC
STATEMENT OF OPERATIONS
Year Ended December 31, 2009

Revenues	
Investment banking	$ 1,785,000
Expenses	
Advertising and promotion	$ 16,323
Analyst	26,287
Analyst – administration	22,912
Accounting fees	5,000
Assessment fees	4,464
Bank service charges	110
Cell phone	385
Computer and internet expenses	3,095
Consulting	1,625,250
Continuing education	380
Depreciation expense	500
Education expense	945
Insurance expense	346
Legal expense	7,337
Licenses – FINRA	4,731
Licenses – registered reps.	3,817
Meals and entertainment	274
Miscellaneous expense	559
Office supplies	2,014
Parking	408
Rent expense	5,320
Secretarial reimbursement	10,205
Taxes and licenses	826
Telephone expense	1,238
Travel expense	8,803
Total Expense	$ 1,751,529
Income from Operations	33,471
Other income	
Interest income	420
Total Other Income	420
Net Income	$ 33,891

The accompanying notes are an integral part of these financial statements.

DECOSIMO CORPORATE FINANCE, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
Year Ended December 31, 2009

	J.T. Decosimo	D.M. Costello	Total
Members' Equity, January 1, 2009	$ –	$ –	$ –
Contributions	80,000	10,000	90,000
Net Income	30,122	3,769	33,891
Members' Equity, December 31, 2009	$ 110,122	$ 13,769	$ 123,891

The accompanying notes are an integral part of these financial statements.

DECOSIMO CORPORATE FINANCE, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2009

Cash Flows From Operating Activities	
Net income	$ 33,891
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities	
Depreciation	500
(Increase) decrease in other assets	(205)
Increase (decrease) in accrued taxes, licenses, and fees	5,000
Net cash provided by (used in) operations	39,186
Cash Flows From Investing Activities	
Purchases of fixed assets	(3,000)
Net cash provided by (used in) investing activities	(3,000)
Cash Flows From Financing Activities	
Member's contributions	90,000
Net cash provided by (used in) financing activities	90,000
Increase (Decrease) in Cash and Cash Equivalents	126,186
Cash and Cash Equivalents at Beginning of Year	-
Cash and Cash Equivalents at End of Year	$ 126,186

The accompanying notes are an integral part of these financial statements.

DECOSIMO CORPORATE FINANCE, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2009

Note 1. Form of Organization and Principal Business Activity

Company Decosimo Corporate Finance, LLC is a Tennessee Limited Liability Company organized on November 20, 2008 and began operations in January 2009. The Company acts as an agent in mergers and acquisition transactions and arranging debt and equity financing. The Company also provides general financial advisory services to corporate clients. The Company, a broker/dealer, became a member of the Financial Regulatory Authority (FINRA) on June 22, 2009 and is a member of the Securities Investor Protection Corporation (SIPC).

Note 2. Summary of Significant Accounting Policies

Advertising Costs Advertising costs are expensed as incurred. Advertising expense was $ 16,323 for the year ended December 31, 2009.

Property and Equipment Computer equipment and software are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the individual assets.

Income Taxes The company has elected for income tax purposes to be taxed as a partnership; therefore, the taxable income or losses of the Company are passed through to the members. The income taxes are paid by the members; therefore, no provision for or benefit from income taxes is recorded in the financial statements of the Company.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents For the purpose of the statement of cash flows the Company considers all highly liquid investments with original maturities of less than ninety days to be cash equivalents.

Concentration of Risk The Company received $1,750,000 or 98% of total revenue from one customer.

Note 3. Related Party Transactions

The Company reimburses a company where the two managing members are partners for secretarial, consulting, analyst and other services. The company also leases office space to the Company with the lease expiring at 12:00 midnight June 15, 2010. The sublease will automatically renew on a month to month basis. Lease expense for 2009 totaled $5,320.

Note 4. Subsequent Events

For the year ended December 31, 2009, the Company has evaluated subsequent events for potential recognition and disclosure through February 5, 2010, the date of the financial statements issuance and has determined that no event has occurred requiring disclosure.

Barto, Hoss & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members
Decosimo Corporate Finance, LLC
Chattanooga, Tennessee

In planning and performing our audit of the financial statements and supplemental schedule of Decosimo Corporate Finance, LLC (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Suite 100 • Uptain Building • 5751 Uptain Road • Chattanooga, TN 37411-4077
(423) 855-0700 • Fax (423) 499-8664 • FED. I.D. No 62-1547043

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with goveranance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 5, 2010

Barto, Hoss & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of Decosimo Corporate Finance, LLC
Tallan Financial Center
At Two Union Square, Suite 902
Chattanooga, TN 37402

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Decosimo Corporate Finance, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Decosimo Corporate Finance, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Decosimo Corporate Finance, LLC's management is responsible for the Decosimo Corporate Finance, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency for the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our finding are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries and check stubs; noted no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers supporting schedules and work papers noting no adjustments on Form SIPC-7T.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no overpayments.

Suite 100 • Uptain Building • 5751 Uptain Road • Chattanooga, TN 37411-4077
(423) 855-0700 • Fax (423) 499-8664 • FED. I.D. No 62-1547043

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 5, 2010

DECOSIMO CORPORATE FINANCE, LLC

SUPPLEMENTARY INFORMATION

Year Ended December 31, 2009

DECOSIMO CORPORATE FINANCE, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2009

Net Capital		$ 123,891
Stockholders' equity allowable for net capital		
Other (deductions) or allowable credits:		
Deductions and/or charges:		
Non-allowable assets:		
Furniture, equipment, and leasehold improvements, net	2,500	
Other assets	305	2,805
Net capital before haircuts on securities positions		121,086
Haircuts on securities:		
Trading and investment securities		-
Net Capital		$ 121,086
Aggregate Indebtedness		$ 5,000
Computation of Basic Net Capital Requirement		
Minimum net capital		$ 333
Minimum dollar net capital requirement		$ 5,000
Excess net capital		$ 116,086
Excess net capital at 1,000 percent		$ 120,586
Percentage of aggregate indebtedness to net capital		4.1 %
Percentage of debt to equity		4.0 %

There is no material difference from the Company's computation of Net Capital, aggregate indebtedness, and basic net capital requirement.

See auditor's report.

AMENDED

SIPC-7T
(29-REV 12/09)

SECURIT[illegible] INVESTOR PROTECTION CORP[illegible]ATION

805 15th St. N.W. Suite 800, Washington, D.C. 2000[illegible]-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Decosimo Corporate Finance, LLC
902 Tallan Building
Two Union Square
Chattanooga, TN 37402

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

J Thomas Decosimo 423/266/471

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 4,464

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (—)

Date Paid

C. Less prior overpayment applied (Pd on 2/2/2010) (4263)

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 201

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 201

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Decosimo Corporate Finance, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

(Title)

Dated the 3 day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

Pd $201 2/3/2010 ck 9004

Pd 2/2/2010 ck 9003 $4263.00 Carmack [illegible]

AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,785,421
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	-0-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	-0-
Total deductions	~~1,785,421~~
2d. SIPC Net Operating Revenues	$ 1,785,421
2e. General Assessment @ .0025	$ 4,464 (to page 1 but not less than $150 minimum)

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

DECOSIMO CORPORATE FINANCE, LLC
902 Tallon Blds.
Two Union Square
Chattanooga TN 37402

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

J Thomas Decosimo 423.266.0471

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)]		$ 4263
B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)		(—)
______ Date Paid		
C. Less prior overpayment applied		(—)
D. Assessment balance due or (overpayment)		4263
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		—
F. Total assessment balance and interest due (or overpayment carried forward)		$ 4263
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 4263	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

DECOSIMO CORPORATE FINANCE, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

(Title)

Dated the 2 day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

PG 2/2/2010 ck 9063 Carmark

DETERMI... TION OF "SIPC NET OPERATING ... EVENUES" AND GENERAL ASSESSMENT

Item No.	Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009 Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,705,230
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 1,705,230
2e. General Assessment @ .0025	$ 4263 (to page 1 but not less than $150 minimum)

DECOSIMO CORPORATE FINANCE, LLC

FINANCIAL STATEMENTS

Year Ended December 31, 2009